Exhibit 12.1

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
(all dollar amounts in thousands)	2006	2005	2006	2005
Earnings :
Pre-tax income before income (loss) from equity investees, extraordinary gain or loss, or gains on sale of properties	$6,145	$(16,154)	$4,093	$(16,456)
Amortization of interest capitalized	600	600	1,200	1,200
Interest capitalized	(3,796)	(2,131)	(6,690)	(3,783)
Distributed income of equity investees	2,876	1,430	4,792	2,058
Fixed charges	36,559	39,596	73,389	67,355

Total earnings	$42,384	$23,341	$76,784	$50,374

Fixed Charges:
Interest expense	$31,341	$36,061	$63,748	$60,938
Capitalized interest	3,796	2,131	6,690	3,783
Debt costs amortization	1,422	1,404	2,951	2,634

Total Fixed Charges	$36,559	$39,596	$73,389	$67,355

Ratio of Earnings to Fixed Charges	1.2	(a )	1.0	(a )

a)	For the three months and six months ended June 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $16.3 million and $17.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and six months ended June 30, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations and amortization of intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.